FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 19, 2006

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on May 18, 2006.

LUXOTTICA GROUP TO STEP UP GROWTH IN CANADIAN MARKET THROUGH ACQUISITION OF MAJOR OPTICAL RETAIL CHAIN

Pearle Vision to become leading Canadian national optional chain

Milan - Italy, May 18, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today announced the acquisition of Shoppers Optical, a  74-store Canadian-based optical chain owned by King Optical Group Inc. After the closing of the transaction, Luxottica Group will manage a total of 268 optical stores in Canada.

Valerio Giacobbi, executive vice president of Luxottica Group for North American retail, commented: “This acquisition, when completed, will allow us to accelerate our plans to improve coverage of the high potential US$1.4 billion Canadian optical retail sector. It will make our Group the leading operator of optical stores in the country and the only one with full national coverage.”

Shoppers Optical operates across eight of Canada’s provinces. 26 of Shoppers Optical’s stores are based in the province of Ontario, where nearly 40% of the Canadian population lives.

“One of the key benefits of this acquisition,” added Mr. Giacobbi, “is that the profile of Shoppers Optical’s customers is already extremely similar to that of our Pearle Vision retail brand. Subject to and following closing, we plan to convert all stores to the Pearle Vision brand, thus allowing us to more rapidly grow its coverage of the Canadian market while providing Canadian consumers with improved services and increased product selection.”

“Pearle Vision,” concluded Mr. Giacobbi, “will become the leading national optical retail chain in Canada, with a total of 114 stores, and the vehicle for further growth for our Group in this market. In fact, its business model offers tremendous potential for profitable growth thanks to the strength of the Pearle Vision brand — historically the most recognized optical retail brand in the U.S., now to be extended into the Canadian market.”

Shoppers Optical’s business model is highly synergetic with Luxottica Group’s existing retail operations in Canada. Historically a strong business, it already enjoys full integration of systems supporting the sales, service and manufacturing processes. In addition, this acquisition will bring into the organization the first full-service Canada-based central lens finishing lab with anti-reflective coating capability, further strengthening the Group’s ability to deliver the highest level of service to the Canadian market.

The closing of the transaction, which is subject to customary closing conditions,  is expected to take place in June 2006.

About Luxottica Group S.p.A.
Luxottica Group is a global leader in eyewear, with nearly 5,500 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Prada, Versace and Polo Ralph Lauren, from January 2007, and key house brands Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2005, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.4 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement
Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the availability of correction alternatives to prescription eyeglasses, the ability to successfully launch initiatives to increase sales and reduce costs, the ability to effectively integrate recently acquired businesses, including Cole National, risks that expected synergies from the acquisition of Cole National will not be realized as planned and that the combination of Luxottica Group’s managed vision care business with Cole National will not be as successful as planned, the impact of the application of APB 25 (Accounting for Stock Issued to Employees) and, as of January 1, 2006, the adoption of SFAS 123 (R) as well as other political, economic and technological factors and other risks referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and, under U.S. securities regulation, Luxottica Group does not assume any obligation to update them.

Company media and investor relations contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Tel.: +39 (02) 8633 4062

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Tel.: +39 (02) 8633 4069

Email: AlessandraSenici@Luxottica.com

Set forth below is the text of a press release issued on May 19, 2006.

Luxottica Group issues clarification statement regarding retail acquisition in Canada

Milan - Italy, May 19, 2006 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) today indicated that it will pay the equivalent of approx. Euro 47 million for the acquisition announced yesterday of the Canadian optical retail chain Shoppers Optical. The Group further indicated that it expects total tax benefits directly related to this assets-only acquisition for the equivalent of approx. Euro 9 million.

Company media and investor relations contacts

Luxottica Group S.p.A.

Luca Biondolillo, Head of Communications

Tel.: +39 (02) 8633 4062

Email: LucaBiondolillo@Luxottica.com

Alessandra Senici, Senior Manager, Investor Relations

Tel.: +39 (02) 8633 4069

Email: AlessandraSenici@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Enrico Cavatorta
DATE: May 19, 2006		ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER